1158 Broadway
Hewlett, New York 11557
Phone:  516-374-7600
Fax: 516-295-7216

September 19, 2005

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC  20549

            Re:      DCAP Group, Inc.

                        Form 10-KSB for fiscal year ended December 31, 2004

Filed March 31, 2005

                        File No. 000-01665

Gentlemen:

This is in response to the Staff's comment letter dated August 25, 2005 with regard to the above referenced filing.

Comment No.	Response
1.

The following is a revised discussion of the “Allowance for finance receivable losses” paragraph:

“Customers who purchase insurance policies are often unable to pay the premium in a lump sum and, therefore, require extended payment terms.  Premium finance involves making a loan to the customer that is backed by the unearned portion of the insurance premiums being financed.  No credit checks are made prior to the decision to extend credit to a customer.  Losses on finance receivables include an estimate of future credit losses on premium finance accounts. Credit losses on premium finance accounts occur when the unearned premiums received from the insurer upon cancellation of a financed policy are inadequate to pay the balance of the premium finance account. After collection attempts are exhausted, the remaining account balance, including unrealized interest, is written off.  We review historical trends of such losses relative to finance receivable balances to develop estimates of future losses. However, actual write-offs may differ materially from the write-off estimates that we used.  For the fiscal year ended December 31, 2004, the allowance for finance receivable losses was approximately $2,966,000 and actual write-offs for such year, net of recoveries of previous write-offs, were approximately $3,148,000.”

Securities and Exchange Commission
September 19, 2005

2.

The following is a revised discussion of our “Liquidity and Capital Resources” section as of December 31, 2004:

“As of December 31, 2004, we had $515,899 in cash and cash equivalents and working capital of $5,678,700. As of December 31, 2003, we had $1,349,304 in cash and cash equivalents and working capital of $5,168,694.

Cash and cash equivalents decreased by $833,405 between December 31, 2003 and December 31, 2004 primarily due to the following:

  Net cash used in operating activities during the year ended December 31, 2004 was $721,504 primarily due an increase in accounts receivable of $1,122,268 and a decrease in premiums payable of $2,090,840.  The increase in accounts receivable is attributable to our acquisition of the AIA (Atlantic Insurance Agency) stores in May 2004 and an increase in contingent fees receivable.  Premiums payable represents the amount of insurance premiums due to insurance carriers on policies for which we provide premium financing.  Upon the customer entering into a premium financing agreement with us, the customer makes a down payment to the insurance carrier generally equal to 15% of the estimated premium.  We agree to lend to the customer the remaining 85% of the estimated premium.  We make a payment of 10% of the estimated premium to the carrier at the time of the application for insurance.  The remaining balance of 75% of the estimated premium is our premium payable.  Prior to October 2004, we remitted the balance of the unpaid premium upon receipt of the first periodic loan payment due from the customer.  In order to better manage our credit risk, effective October 2004, we strengthened our controls and began to remit the balance of the premium to the carrier only after receipt of the first periodic loan payment from the customer and confirmation from the carrier of the actual premium amount.  If the actual premium is greater than the amount previously estimated by the carrier, we require that the customer remit the difference to the carrier or amend the financing agreement for the revised amount prior to paying the remaining amount due the carrier. Premiums payable fluctuate from period to period depending upon the volume of premium financing contracts entered into.  At December 31, 2003, amounts released for payment to insurers but not cleared by our bank were classified as premiums payable.  No such reclassification was made at December 31, 2004, resulting in a decrease in premiums payable at year end.  The cash used in operating activities was offset by net income for the year of $1,374,364 with a related increase in taxes payable of $510,053 and an increase in accounts payable and accrued expenses of

Securities and Exchange Commission
September 19, 2005

$380,629. The increase in accounts payable and accrued expenses of $380,629 related to the addition of the AIA stores mentioned above.

  Though fluctuations in our premium finance business impact our cash position and daily operations, our cash flows from operating activities do not reflect changes in the premium finance contract receivables or borrowing under our revolving credit facility associated with that business. Changes in the premium finance contract receivables are considered investing activities as they include the making and collection of loans and borrowings under our revolving line of credit are considered financing activities.

  We used $2,508,149 in investing activities during the fiscal year ended December 31, 2004 primarily due to an increase in our net finance contracts receivable of $2,347,873. Effective November 2003, we began providing premium finance services to our Barry Scott locations (following the expiration of a requirement that the locations use another provider), and in March 2004 we began providing premium finance services to our AIA offices.

  Net cash provided by financing activities during the year ended December 31, 2004 was $2,396,248 primarily due to proceeds of $66,178,841 from our revolving loan from Manufacturers and Traders Trust Co. to fund our growing premium finance business and proceeds from the exercise of stock options and warrants of $445,676, offset by payments of $63,551,264 on the revolving loan.

Our premium finance operations are financed pursuant to a $25,000,000 revolving line of credit from Manufacturers and Traders Trust Co. Subject to certain conditions, M&T has agreed to arrange an additional $10,000,000 credit facility with other lenders on a “best efforts” basis. The line of credit bears interest at either (i) M&T’s prime rate or (ii) LIBOR plus 2.5%, matures on June 30, 2007 and is secured by substantially all of our assets. We can borrow against the line to the extent of 85% of eligible premium finance receivables. As of December 31, 2004, $11,595,659 was outstanding under the loan. See “Business-Development-Developments During 2004” in Item 1 of this Annual Report for a description of the changes made in December 2004 from our initial line of credit with M&T to that described above.

We have no current commitments for capital expenditures. However, we may, from time to time, consider acquisitions of complementary businesses, products or technologies.

Securities and Exchange Commission
September 19, 2005

In connection with our initial acquisition of the line of credit from M&T, we obtained a $3,500,000 secured subordinated loan to support our premium finance operations. In January 2005, we utilized the M&T line of credit to repay $1,000,000 of the subordinated debt. Effective April 30, 2005, we are permitted, under certain circumstances, to utilize the line of credit to repay an additional $1,000,000 of the subordinated debt. The remaining balance of the loan is repayable in January 2006 and carries interest at the rate of 12-5/8% per annum. See “Factors That May Affect Future Results and Financial Condition” in this Item 6 with regard to the need to extend the maturity date of our subordinated debt pursuant to the requirements of our premium finance line of credit.”

3.

The following is a revised discussion of our commission recognition policy:

“We recognize commission revenue from insurance policies at the beginning of the contract period, except for commissions that are receivable annually on a contingent basis, for which we recognize the commission revenue ratably based upon estimates of the contingent revenue to be received.  Refunds of commissions on the cancellation of insurance policies are reflected at the time of cancellation.  During the years ended December 31, 2004 and 2003, approximately $1,355,000 and $630,000, respectively, were recognized as contingent commission revenue.”

4.

The following is additional disclosure in accordance with Paragraph 20 of SFAS 45:

“Franchisees pay a monthly franchise fee plus an applicable percentage of co-op advertising expense.  We are obligated to provide marketing and training support to each franchisee.”

With regard to Paragraph 21 of SFAS 45, the Staff is advised that our policy for estimating the collectibility of franchise fees is described in the “Allowance for doubtful accounts” footnote. The “Commission and fee income” footnote describes our revenue recognition policy with regard to franchise fees. There was only one sale of a franchise in each of the years ended December 31, 2004 and 2003. The selling price for each franchise was a one-time payment of $25,000. There were no deferred payments due from franchisees in connection with these sales.

With regard to Paragraph 22 of SFAS 45, the Staff is advised that the majority of the franchise fee revenue was in the form of monthly franchise fees, as described above. We sold one franchise in each of the years ended December 31, 2004 and 2003.

Securities and Exchange Commission
September 19, 2005

The Staff is advised that Paragraph 23 of SFAS 45 was not applicable to our franchise business in 2004 as we had only one franchisor-owned store and we did not experience a significant change in the number of franchised stores.

5.

The following is additional disclosure under our “Finance income, fees and receivables” footnote:

“Upon the establishment of a premium finance contract, we record the gross loan payments as a receivable with a corresponding reduction for deferred interest. The deferred interest is amortized to interest income using the interest method over the life of each loan.  The weighted average interest rate charged with respect to financed insurance policies was approximately 26.8% per annum for the fiscal year ended December 31, 2004.”

6.

The Staff is advised that, as of December 31, 2004, of the $23,283,106 reflected on our balance sheet as “Finance contracts receivable”, approximately $16,850,000 represented eligible receivables for purposes of our premium finance credit agreement.

The Company acknowledges that:
the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                    Very truly yours,

                                                                                    DCAP GROUP, INC.

                                                                                                By: /s/ Barry Goldstein

                                                                                                      Barry Goldstein

                                                                                                      Chief Executive Officer and

      President